UNITED STATES SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Dated as of October 1, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

 -------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached is the following item:

1. Accounting statements and net asset statements as of June 30, 2003 of the subsidiaries of Netia S.A. which will be merged into Netia S.A. prepared in accordance with with Article 492, section 2 and 3 of the Polish Commercial Companies Code.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

The following document contains accounting statements and net asset statements as of June 30, 2003 of the subsidiaries of Netia S.A. which will be merged into Netia S.A. prepared in accordance with with Article 492, section 2 and 3 of the Polish Commercial Companies Code.

TELKO SP. Z O.O.
--------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                      JUNE 30, 2003               DECEMBER 31, 2002
                                                                      (PLN thousand)               (PLN thousand)

ASSETS
                                                                    ------------------------     -----------------------
NON-CURRENT ASSETS                                                                      852                         767
                                                                    ------------------------     -----------------------

TANGIBLE FIXED ASSETS                                                                   852                         767
Fixed assets
     Buildings and structures                                                           852                         767

                                                                    ------------------------     -----------------------
CURRENT ASSETS                                                                           10                           8
                                                                    ------------------------     -----------------------

ACCOUNTS RECEIVABLE                                                                       1                           -
From related parties
        - up to 12 months                                                                 1

INVESTMENTS                                                                               9                           8

Short term financial assets
     Cash and cash equivalents                                                            9                           8
-          Cash in hand and cash at bank                                                  9                           8

                                                                    ------------------------     -----------------------
TOTAL ASSETS                                                                            862                         775
                                                                    ========================     =======================



LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                    ------------------------     -----------------------
SHAREHOLDERS' DEFICIT                                                                 (617)                       (564)
                                                                    ------------------------     -----------------------
Share capital                                                                            4                           4
Retained loss brought forward                                                         (569)                       (574)
Net gain / (loss)                                                                      (52)                          6

                                                                    ------------------------     -----------------------
LIABILITIES AND PROVISIONS                                                            1,479                       1,339
                                                                    ------------------------     -----------------------

SHORT TERM LIABILITIES                                                                1,090                         979
                                                                    ------------------------     -----------------------
To related parties                                                                    1,090                         979
                                                                    ------------------------     -----------------------
     Trade payables
        - up to 12 months                                                                34                           -
     Short term loans                                                                   545                         468
     Accrued interest                                                                   511                         511
                                                                    ------------------------     -----------------------

ACCRUALS AND DEFERRED INCOME                                                            389                         360
Accruals                                                                                 29                           -
Deferred income:                                                                        360                         360
                                                                    ------------------------     -----------------------
-          Long term                                                                    225                         270
-          Short term                                                                   135                          90
                                                                    ------------------------     -----------------------


                                                                    ------------------------     -----------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                             862                         775
                                                                    ========================     =======================

--------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                             852
           I.  Intangible assets                                            -
           II. Tangible fixed assets                                      852
          III. Accounts receivable                                          -
           IV.Investments                                                   -
           V. Long term prepaid expenses                                    -

B          CURRENT ASSETS                                                  10
           I.  Inventories                                                  -
           II. Accounts receivable                                          1
           III. Investments                                                 9
           IV.Short term prepaid expenses                                   -

                                       TOTAL ASSETS                       862

LIABILITIES
B          LIABILITIES AND PROVISIONS                                   1,479
           I.   Provisions                                                  -
           II. Long term liabilities                                        -
           III. Short term liabilties                                    1,090
           IV. Accruals                                                    389
                             TOTAL LIABILITIES AND PROVISIONS            1,479

           NET ASSETS                                                     (617)

NETIA 1 SP. Z O.O.
-------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                (PLN thousand)
ASSETS

                                                                      -----------------------     -------------------------
NON-CURRENT ASSETS                                                                   107,739                       111,614
                                                                      -----------------------     -------------------------

                                                                      -----------------------     -------------------------
INTANGIBLE ASSETS                                                                     96,206                        99,672
                                                                      -----------------------     -------------------------
     Computer software                                                                   576
     Other intangible assets                                                               7                              8
     Telecommunications licenses                                                      95,623                         99,664

                                                                      -----------------------     -------------------------
TANGIBLE FIXED ASSETS                                                                 11,533                         11,942
                                                                      -----------------------     -------------------------
Fixed assets                                                                          10,938                         10,747
                                                                      -----------------------     -------------------------
     Telecommunications equipment                                                     10,907                         10,707
     Equipment and machines                                                               32                             40
                                                                      -----------------------     -------------------------
Fixed assets under construction                                                          594                          1,195
                                                                      -----------------------     -------------------------
CURRENT ASSETS                                                                        40,643                         27,351
                                                                      -----------------------     -------------------------

                                                                      -----------------------     -------------------------
ACCOUNTS RECEIVABLE                                                                   37,527                         19,693
                                                                      -----------------------     -------------------------
From related parties                                                                  17,675                          7,256
     Trade receivables:
                                                                      -----------------------     -------------------------
-          up to 12 months                                                            17,675                          7,256
                                                                      -----------------------     -------------------------

From other parties                                                                    19,852                         12,437
     Trade receivables:
                                                                      -----------------------     -------------------------
       - up to 12 months                                                              16,609                          7,165
                                                                      -----------------------     -------------------------
     Taxation and social security receivables                                          3,243                          5,272

                                                                      -----------------------     -------------------------
INVESTMENTS                                                                            3,103                          7,530
                                                                      -----------------------     -------------------------
     Cash and cash equivalents                                                         3,103                          7,530
-          Cash in hand and cash at bank                                               3,103                          7,530
                                                                      -----------------------     -------------------------
SHORT TERM PREPAID EXPENSES                                                               13                            128
                                                                      -----------------------     -------------------------

                                                                      -----------------------     -------------------------
TOTAL ASSETS                                                                         148,382                        138,965
                                                                      =======================     =========================


-------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                        JUNE 30, 2003               DECEMBER 31, 2002
                                                                       (PLN thousand)                (PLN thousand)
LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                    ----------------------     -------------------------
SHAREHOLDERS' EQUITY                                                               86,125                        82,686
                                                                    ----------------------     -------------------------
SHARE CAPITAL                                                                     124,760                       124,760
RETAINED LOSS BROUGHT FORWARD                                                     (42,074)                      (26,244)
NET GAIN / (LOSS)                                                                   3,439                       (15,830)

                                                                    ----------------------     -------------------------
LIABILITIES AND PROVISIONS                                                         62,257                        56,279
                                                                    ----------------------     -------------------------

                                                                    ----------------------     -------------------------
LONG TERM LIABILITIES                                                               4,366                         8,189
                                                                    ----------------------     -------------------------
To related parties                                                                  4,366                         8,189

                                                                    ----------------------     -------------------------
SHORT TERM LIABILITIES                                                             50,633                        45,373
                                                                    ----------------------     -------------------------
To related parties                                                                 45,838                        35,847
     Trade payables:                                                               45,838                        35,847
                                                                    ----------------------     -------------------------
-          up to 12 months                                                         45,838                        35,847
                                                                    ----------------------     -------------------------
To other parties                                                                    4,795                         9,526
     Trade payables:                                                                  429                         1,337
                                                                    ----------------------     -------------------------
-          up to 12 months                                                            429                         1,337
                                                                    ----------------------     -------------------------
     Other liabilities                                                              4,366                         8,189

                                                                    ----------------------     -------------------------
ACCRUALS AND DEFERRED INCOME                                                        7,258                         2,717
                                                                    ----------------------     -------------------------

                                                                    ----------------------     -------------------------
Accruals                                                                            7,244                         2,656
Deferred income                                                                        14                            61
                                                                    ----------------------     -------------------------

                                                                    ----------------------     -------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        148,382                        138,965
                                                                    ======================     =========================

-------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                         107,739
           I.  Intangible assets                                       96,206
           II. Tangible fixed assets                                   11,533
           III. Accounts receivable                                         -
           IV.Investments                                                   -
           V. Long term prepaid expenses                                    -

B          CURRENT ASSETS                                              40,643
           I. Inventories                                                   -
           II. Accounts receivable                                     37,527
           III. Investments                                             3,103
           IV.Short term prepaid expenses                                  13

                                       TOTAL ASSETS                   148,382

LIABILITIES
B          LIABILITIES AND PROVISIONS                                  62,257

            I. Provisions                                                   -
           II. Long term liabilities                                    4,366
           III. Short term liabilties                                  50,633
           IV. Accruals                                                 7,258

                             TOTAL LIABILITIES AND PROVISIONS          62,257

                                        NET ASSETS                     86,125

NETIA NETWORK S.A.
-------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                         JUNE 30, 2003                 DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
ASSETS
                                                                    --------------------------     -------------------------
NON-CURRENT ASSETS                                                                     223,593                       223,489
                                                                    --------------------------     -------------------------

                                                                    --------------------------     -------------------------
INTANGIBLE ASSETS                                                                       6,078                         6,364
                                                                    --------------------------     -------------------------
     Computer software                                                                     52                            60
     Telecommunications licenses                                                        6,026                         6,304

                                                                    --------------------------     -------------------------
TANGIBLE FIXED ASSETS                                                                 217,515                       213,105
                                                                    --------------------------     -------------------------
Fixed assets                                                                          173,496                       166,187
                                                                    --------------------------     -------------------------
     Land (including perpetual usufruct land)                                           1,023                         1,023
     Buildings and structures                                                          74,288                        73,657
     Telecommunications network                                                        66,011                           436
     Telecommunications equipment                                                      30,614                        41,192
     Equipment and machines                                                               869                        49,435
     Leasehold improvements                                                               691                           444
                                                                    --------------------------     -------------------------
Fixed assets under construction                                                        43,790                        46,375
Prepayments for fixed assets under construction                                           229                           543

                                                                    --------------------------     -------------------------
INVESTMENTS                                                                                 -                         4,020
                                                                    --------------------------     -------------------------
Long term financial assets
     In related parties
                                                                    --------------------------     -------------------------
-          Shares and/or stocks                                                             -                         4,020
                                                                    --------------------------     -------------------------

                                                                    --------------------------     -------------------------
CURRENT ASSETS                                                                         18,661                        32 854
                                                                    --------------------------     -------------------------

                                                                    --------------------------     -------------------------
ACCOUNTS RECEIVABLE                                                                    12,361                        17 824
                                                                    --------------------------     -------------------------
From related parties                                                                   11,087                        15,263
     Trade receivables:                                                                11,087                        15,263
                                                                    --------------------------     -------------------------
-          up to 12 months                                                             11,087                        15,263
                                                                    --------------------------     -------------------------
From other parties                                                                      1,274                         2,561
     Trade receivables:                                                                   615                           694
                                                                    --------------------------     -------------------------
-          up to 12 months                                                                615                           694
                                                                    --------------------------     -------------------------
     Taxation and social security receivables                                              42                         1,252
     Other receivables                                                                    617                           615

                                                                    --------------------------     -------------------------
INVESTMENTS                                                                             5,015                        14,550
                                                                    --------------------------     -------------------------
Short term financial assets
     In other parties                                                                   1,039                        11,490
                                                                    --------------------------     -------------------------
-          Other securities                                                             1,039                        11,490
                                                                    --------------------------     -------------------------
     Cash and cash equivalents                                                          3,976                         3,060
                                                                    --------------------------     -------------------------
-          Cash in hand and cash at bank                                                3,976                         3,060
                                                                    --------------------------     -------------------------

                                                                    --------------------------     -------------------------
SHORT TERM PREPAID EXPENSES                                                             1,285                           480
                                                                    --------------------------     -------------------------

                                                                    --------------------------     -------------------------
TOTAL ASSETS                                                                          242,254                       256,343
                                                                    ==========================     =========================

-------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                             JUNE 30, 2003                DECEMBER 31, 2002
                                                            (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                         --------------------------     -------------------------
SHAREHOLDERS' DEFICIT                                                    (137,678)                      (83,628)
                                                         --------------------------     -------------------------
SHARE CAPITAL                                                                 100                           100
RETAINED LOSS BROUGHT FORWARD                                             (83,728)                      (11,077)
NET LOSS                                                                  (54,050)                      (72,651)

                                                         --------------------------     -------------------------
LIABILITIES AND PROVISIONS                                                 379,932                       339,971
                                                         --------------------------     -------------------------

                                                         --------------------------     -------------------------
SHORT TERM LIABILITIES                                                     357,229                       336,705
                                                         --------------------------     -------------------------
To related parties                                                         350,323                       325,543
     Trade payables:                                                        12,877                        16,181
                                                         --------------------------     -------------------------
-          up to 12 months                                                  12,877                        16,181
                                                         --------------------------     -------------------------
     Accrued interests                                                      40,645                        40,645
       Short term loans                                                    296,801                       268,717
To other parties                                                             6,906                        11,162
     Trade payables:                                                         6,906                        11,162
                                                         --------------------------     -------------------------
-          up to 12 months                                                   6,906                        11,162
                                                         --------------------------     -------------------------
     Taxation and social security liabilities                                    -                             -
Special funds                                                                    -                             -

                                                         --------------------------     -------------------------
ACCRUALS AND DEFERRED INCOME                                                 22,703                         3,266
                                                         --------------------------     -------------------------

                                                         --------------------------     -------------------------
Accruals                                                                    22,354                         2,660
Deferred income                                                                349                           606
                                                         --------------------------     -------------------------

                                                         --------------------------     -------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                242,254                       256,343
                                                         ==========================     =========================


-------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                            223,593
           I.  Intangible assets                                           6,078
           II. Tangible fixed assets                                     217,515
           III. Accounts receivable                                            -
           IV.Investments                                                      -
           V. Long term prepaid expenses                                       -

B          CURRENT ASSETS                                                 18,661
           I. Inventories                                                      -
           II. Accounts receivable                                        12,361
           III. Investments                                                5,015
           IV.Short term prepaid expenses                                  1,285

                                       TOTAL ASSETS                      242,254

LIABILITIES
B          LIABILITIES AND PROVISIONS                                    379,932
           I.   Provisions                                                     -
           II.  Long term liabilities                                          -
           III. Short term liabilties                                    357,229
           IV. Accruals                                                   22,703

                             TOTAL LIABILITIES AND PROVISIONS            379,932

                                        NET ASSETS                     (137,678)

NETIA SOUTH SP. Z O.O.
--------------------------------------------------------------------------------

ACCOUNTING STATEMENT
                                                                         JUNE 30, 2003
                                                                        (PLN thousand)
ASSETS

                                                                      -------------------
NON-CURRENT ASSETS                                                                     -
                                                                      -------------------

                                                                      -------------------
CURRENT ASSETS                                                             45,652,789.75
                                                                      -------------------

                                                                      -------------------
ACCOUNTS RECEIVABLE                                                         8,017,578.70
                                                                      -------------------
From related parties
     Trade receivables:                                                     8,017,576.70
                                                                      -------------------
-          up to 12 months                                                  8,017,576.70
                                                                      -------------------
     Other receivables                                                              2.00

                                                                      -------------------
INVESTMENTS                                                                33,764,375.64
                                                                      -------------------
Short term financial assets
     In related parties                                                    33,646,951.86
                                                                      -------------------
-          Other short term financial assets                               33,646,951.86
                                                                      -------------------
     Cash and cash equivalents                                                117,423.78
                                                                      -------------------
-          Cash in hand and cash at bank                                      117,423.78
                                                                      -------------------

                                                                      -------------------
SHORT TERM PREPAID EXPENSES                                                 3,870,835.41
                                                                      -------------------

                                                                      -------------------
TOTAL ASSETS                                                               45,652,789.75
                                                                      ===================



LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                      -------------------
SHAREHOLDERS' EQUITY                                                       23,755,239.93
                                                                      -------------------
SHARE CAPITAL                                                             102,012,400.00
SHARE PREMIUM                                                                   7,663.91
RETAINED LOSS BROUGHT FORWARD                                             (82,226,258.59)
NET GAIN                                                                    3,961,434.61

                                                                      -------------------
LIABILITIES AND PROVISIONS                                                 21,897,549.82
                                                                      -------------------


                                                                      -------------------
SHORT TERM LIABILITIES                                                     21,597,549.82
                                                                      -------------------
TO RELATED PARTIES                                                         21,597,549.82
     Trade payables:                                                            9,803.34
                                                                      -------------------
-          up to 12 months                                                      9,803.34
                                                                      -------------------
     Other liabilities                                                     21,587,746.48

                                                                      -------------------
 ACCRUALS AND DEFERRED INCOME                                                 300,000.00
                                                                      -------------------
Accruals                                                                      300,000.00
                                                                      -------------------
      - short term                                                            300,000.00
                                                                      -------------------

                                                                      -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 45,652,789.75
                                                                      ===================

-------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                               -
B          CURRENT ASSETS                                              45,653
           I.  Inventories                                                  -
           II. Accounts receivable                                      8,018
           III. Investments                                            33,764
           IV.Short term prepaid expenses                               3,871
                                       TOTAL ASSETS                    45,653

LIABILITIES
B          LIABILITIES AND PROVISIONS                                  21,898
           I.   Provisions                                                  -
           II.  Long term liabilities                                       -
           III. Short term liabilties                                  21,598
           IV. Accruals                                                   300
                             TOTAL LIABILITIES AND PROVISIONS          21,898

                                        NET ASSETS                     23,755

NETIA TELEKOM KALISZ S.A.
--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                 JUNE 30, 2003                   DECEMBER 31, 2002
                                                                 PLN thousand)                     (PLN thousand)

ASSETS

                                                            -----------------------------     -------------------------
NON-CURRENT ASSETS                                                               104,996                       110,543
                                                            -----------------------------     -------------------------

                                                            -----------------------------     -------------------------
TANGIBLE FIXED ASSETS                                                            104,996                       109,337
                                                            -----------------------------     -------------------------
Fixed asssets                                                                    103,580                       104,568
                                                            -----------------------------     -------------------------
     Land (including perpetual usufruct land)                                         89                            89
     Buildings and structures                                                     70,949                        71,582
     Telecommunications network                                                   10,420                        10,480
     Telecommunications equipment                                                 21,180                        21,301
     Equipment and machines                                                          938                         1,111
     Other fixed assets                                                                4                             5
                                                            -----------------------------     -------------------------
Fixed assets under construction                                                      990                         4,343
Prepayments for fixed assets under construction                                      426                           426

                                                            -----------------------------     -------------------------
INVESTMENTS                                                                            -                         1,206
                                                            -----------------------------     -------------------------
Long term financial assets                                                             -                         1,206
     In related parties                                                                -                         1,206
-          Shares and/or stocks                                                        -                         1,206

                                                            -----------------------------     -------------------------
CURRENT ASSETS                                                                     6,771                         7,922
                                                            -----------------------------     -------------------------

                                                            -----------------------------     -------------------------
INVENTORIES                                                                           43                             42
                                                            -----------------------------     -------------------------
Goods for resale                                                                      43                             42

                                                            -----------------------------     -------------------------
ACCOUNTS RECEIVABLE                                                                3,711                         3,455
                                                            -----------------------------     -------------------------
From related parties                                                                 919                           162
     Trade receivables:
                                                            -----------------------------     -------------------------
-          up to 12 months                                                           919                           162
                                                            -----------------------------     -------------------------
From other parties                                                                 2,792                         3,293
     Trade receivables:
                                                            -----------------------------     -------------------------
-          up to 12 months                                                         2,792                         3,251
     Taxation and social security receivables                                          -                             -
     Other receivables                                                                34                            42
                                                            -----------------------------     -------------------------

                                                            -----------------------------     -------------------------
INVESTMENTS                                                                        2,950                         4,418
                                                            -----------------------------     -------------------------
Short term financial assets                                                            -                         2,076
                                                            -----------------------------     -------------------------
-          Other securities                                                            -                         2,076
                                                            -----------------------------     -------------------------
     Cash and cash equivalents                                                     2,950                         2,342
                                                            -----------------------------     -------------------------
-          Cash in hand and cash at bank                                           2,950                         2,342
                                                            -----------------------------     -------------------------

                                                            -----------------------------     -------------------------
SHORT TERM PREPAID EXPENSES                                                           67                             7
                                                            -----------------------------     -------------------------

                                                            -----------------------------     -------------------------
TOTAL ASSETS                                                                     111,767                       118,465
                                                            =============================     =========================


--------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                     JUNE 30, 2003                 DECEMBER 31, 2002
                                                                    (PLN thousand)                  (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                             --------------------------------     -------------------------
SHAREHOLDERS' DEFICIT                                                              (154,903)                     (139,154)
                                                             --------------------------------     -------------------------

SHARE CAPITAL                                                                         1,565                         1,565
RETAINED LOSS BROUGHT FORWARD                                                      (140,719)                     (111,889)
NET LOSS                                                                            (15,749)                      (28,830)

                                                             --------------------------------     -------------------------
LIABILITIES AND PROVISIONS                                                           266,670                       257,619
                                                             --------------------------------     -------------------------

                                                             --------------------------------     -------------------------
SHORT TERM LIABILITIES                                                               257,481                       256,659
                                                             --------------------------------     -------------------------
To related parties                                                                   255,894                       253,983
     Trade payables:
                                                             --------------------------------     -------------------------
-          up to 12 months                                                             4,719                         4,604
     Loans and accrued interests                                                     251,175                       249,379
                                                             --------------------------------     -------------------------
To other parties                                                                       1,587                         2,676
     Trade payables:
                                                             --------------------------------     -------------------------
-          up to 12 months                                                             1,437                         2,633
     Taxation and social security liabilities                                            145                            43
     Other liabilities                                                                     5                             -
                                                             --------------------------------     -------------------------

                                                             --------------------------------     -------------------------
ACCRUALS AND DEFERRED INCOME                                                           9,189                           960
                                                             --------------------------------     -------------------------

Accruals                                                                               9,127                           886
Deferred income                                                                           62                            74

                                                             --------------------------------     -------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                          111,767                       118,465
                                                             ================================     =========================



-------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                            104,996
           I.  Intangible assets                                               -
           II. Tangible fixed assets                                     104,996
          III. Accounts receivable                                             -
           IV.Investments                                                      -
           V. Long term prepaid expenses                                       -

B          CURRENT ASSETS                                                  6,771
           I.   Inventories                                                   43
           II.  Accounts receivable                                        3,711
           III. Investments                                                2,950
           IV.Short term prepaid expenses                                     67

                                       TOTAL ASSETS                      111,767

LIABILITIES
B          LIABILITIES AND PROVISIONS                                    266,670
           I.   Provisions                                                     -
           II. Long term liabilities                                           -
           III. Short term liabilties                                    257,481
           IV. Accruals                                                    9,189
                             TOTAL LIABILITIES AND PROVISIONS            266,670

                                        NET ASSETS                     (154,903)

NETIA TELEKOM LUBLIN S.A.
-------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                            JUNE 30, 2003                  DECEMBER 31, 2002
                                                                           (PLN thousand)                   (PLN thousand)

ASSETS

                                                                       -----------------------------   ---------------------------
NON-CURRENT ASSETS                                                                           98,788                       103,451
                                                                       -----------------------------   ---------------------------

                                                                       -----------------------------   ---------------------------
INTANGIBLE ASSETS                                                                             1,455                         1,525
                                                                       -----------------------------   ---------------------------
Computer software                                                                                 -                             1
Telecommunications license                                                                    1,455                         1,524

                                                                       -----------------------------   ---------------------------
TANGIBLE FIXED ASSETS                                                                        97,333                       101,926
                                                                       -----------------------------   ---------------------------
Fixed assets                                                                                 96,883                       101,464
                                                                       -----------------------------   ---------------------------
     Buildings and structures (including  cooperative's ownership                            65,703                        68,026
      title to the premises)
     Telecommunications network                                                                 262                           240
     Telecommunications equipment                                                            30,074                        32,294
     Equipment and machines                                                                      58                            60
     Leasehold improvements                                                                     783                           841
     Other fixed assets                                                                           3                             3
                                                                       -----------------------------   ---------------------------
Fixed assets under construction                                                                 426                           439
Prepayments for fixed assets under construction                                                  24                            23

                                                                       -----------------------------   ---------------------------
CURRENT ASSETS                                                                                8,271                         8,582
                                                                       -----------------------------   ---------------------------

                                                                       -----------------------------   ---------------------------
INVENTORIES                                                                                      19                            19
                                                                       -----------------------------   ---------------------------
Goods for resale                                                                                 19                            19

                                                                       -----------------------------   ---------------------------
ACCOUNTS RECEIVABLE                                                                           4,765                         4,929
                                                                       -----------------------------   ---------------------------
From related parties                                                                            977                         1,321
     Trade receivables:
                                                                       -----------------------------   ---------------------------
-          up to 12 months                                                                      977                         1,321
                                                                       -----------------------------   ---------------------------
From other parties                                                                            3,788                         3,608
     Trade receivables:
                                                                       -----------------------------   ---------------------------
       - up to 12 months                                                                      3,771                         3,587
                                                                       -----------------------------   ---------------------------
     Taxation and social security receivables                                                     -                             4
     Other receivables                                                                           17                            17

                                                                       -----------------------------   ---------------------------
INVESTMENTS                                                                                   2,374                         3,598
                                                                       -----------------------------   ---------------------------
Short term financial assets
                                                                       -----------------------------   ---------------------------
     In other parties                                                                             -                         1,374
                                                                       -----------------------------   ---------------------------
-          other securities                                                                       -                         1,374
                                                                       -----------------------------   ---------------------------
     Cash and cash equivalents                                                                2,374                         2,224
                                                                       -----------------------------   ---------------------------
-          cash in hand and cash at bank                                                      2,374                         2,224
                                                                       -----------------------------   ---------------------------

                                                                       -----------------------------   ---------------------------
SHORT TERM PREPAID EXPENSES                                                                   1,113                            36
                                                                       -----------------------------   ---------------------------

                                                                       -----------------------------   ---------------------------
TOTAL ASSETS                                                                                107,059                       112,033
                                                                       =============================   ===========================


-------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                JUNE 30, 2003                 DECEMBER 31, 2002
                                                               (PLN thousand)                  (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                        ------------------------------     ----------------------------
SHAREHOLDERS' DEFICIT                                                       (111,359)                        (100,429)
                                                        ------------------------------     ----------------------------

SHARE CAPITAL                                                                    954                              954
RETAINED LOSS BROUGH FORWARD                                                (101,383)                         (73,195)
NET LOSS                                                                     (10,930)                         (28,188)

                                                        ------------------------------     ----------------------------
LIABILITIES AND PROVISIONS                                                   218,418                          212,462
                                                        ------------------------------     ----------------------------

                                                        ------------------------------     ----------------------------
SHORT TERM LIABILITIES                                                       210,369                          211,880
                                                        ------------------------------     ----------------------------
To related parties                                                           208,655                          210,570
     Trade payables:
                                                        ------------------------------     ----------------------------
       - up to 12 months                                                       6,240                            5,581
                                                        ------------------------------     ----------------------------
     Short term loans                                                        144,670                          147,244
     Accrued interests                                                        57,745                           57,745
To other parties                                                               1,714                            1,310
     Trade payables:
                                                        ------------------------------     ----------------------------
       - up to 12 months                                                         503                            1,045
                                                        ------------------------------     ----------------------------
     Taxation and social security liabilities                                  1,190                              244
     Other liabilities                                                            21                               21

                                                        ------------------------------     ----------------------------
ACCRUALS AND DEFERRED INCOME                                                   8,049                              582
                                                        ------------------------------     ----------------------------

                                                        ------------------------------     ----------------------------
Deferred income                                                                  322                              342
Accruals                                                                       7,727                              240
                                                        ------------------------------     ----------------------------

                                                        ------------------------------     ----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                  107,059                          112,033
                                                        ==============================     ============================

--------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                           98,788

           I.  Intangible assets                                         1,455
           II. Tangible fixed assets                                    97,333
           III. Accounts receivable                                          -
           IV.Investments                                                    -
           V. Long term prepaid expenses                                     -

B          CURRENT ASSETS                                                8,271
           I.  Inventories                                                  19
           II. Accounts receivable                                       4,765
           III. Investments                                              2,374
           IV.Short term prepaid expenses                                1,113

                                       TOTAL ASSETS                    107,059

LIABILITIES
B          LIABILITIES AND PROVISIONS                                  218,418
           I.   Provisions                                                   -
           II. Long term liabilities                                         -
           III. Short term liabilties                                  210,369
           IV. Accruals                                                  8,049

                             TOTAL LIABILITIES AND PROVISIONS          218,418

                                        NET ASSETS                   (111,359)

NETIA TELEKOM MAZOWSZE S.A.
-------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                      JUNE 30, 2003                   DECEMBER 31, 2002
                                                                     (PLN thousand)                    (PLN thousand)
ASSETS

                                                                -----------------------------     ----------------------------
NON-CURRENT ASSETS                                                                   585,031                          602,417
                                                                -----------------------------     ----------------------------
INTANGIBLE ASSETS                                                                    372,834                          388,369
                                                                -----------------------------     ----------------------------
Telecommunications licenses                                                          372,834                          388,369

                                                                -----------------------------     ----------------------------
TANGIBLE FIXED ASSETS                                                                212,194                          214,045
                                                                -----------------------------     ----------------------------
Fixed assets                                                                         186,130                          173,386
                                                                -----------------------------     ----------------------------
     Land (including perpetual usufruct land)                                            230                              230
     Buildings and structures                                                         92,438                           86,057
     Telecommunications networks                                                      22,730                            2,567
     Telecommunications equipment                                                     67,591                           77,598
     Equipment and machines                                                              835                            4,580
     Leasehold improvements                                                            2,279                            2,352
     Cooperative's ownership title to the premises                                        25                                0
     Other fixed assets                                                                    2                                2
                                                                -----------------------------     ----------------------------
Fixed assets under construction                                                       25,088                           39,540
Prepayments for fixed assets under construction                                          976                            1,119

                                                                -----------------------------     ----------------------------
INVESTMENTS                                                                                3                                3
                                                                -----------------------------     ----------------------------
     In other parties
                                                                -----------------------------     ----------------------------
-          Shares and/or stocks                                                            3                                3
                                                                -----------------------------     ----------------------------

                                                                -----------------------------     ----------------------------
CURRENT ASSETS                                                                        35,789                           30,471
                                                                -----------------------------     ----------------------------

                                                                -----------------------------     ----------------------------
INVENTORIES                                                                              105                               29
                                                                -----------------------------     ----------------------------
Goods for resale                                                                         105                               29

                                                                -----------------------------     ----------------------------
ACCOUNTS RECEIVABLE                                                                   28,397                           25,094
                                                                -----------------------------     ----------------------------
From related parties                                                                   9,802                            7,505
     Trade receivables:
                                                                -----------------------------     ----------------------------
-          up to 12 months                                                             9,802                            7,505

                                                                -----------------------------     ----------------------------
     Other receivables
From other parties                                                                    18,595                           17,589
     Trade receivables:
                                                                -----------------------------     ----------------------------
       - up to 12 months                                                              18,450                           17,435

                                                                -----------------------------     ----------------------------
     Taxation and social security receivables                                             44                               44
     Other receivables                                                                   101                              110

                                                                -----------------------------     ----------------------------
INVESTMENTS                                                                            4,877                            5,140
                                                                -----------------------------     ----------------------------
     Cash and cash equivalents                                                         4,877                            5,140
-          cash in hand and cash at bank                                               4,877                            5,140


                                                                -----------------------------     ----------------------------
SHORT TERM PREPAID EXPENSES                                                            1,410                              208
                                                                -----------------------------     ----------------------------

                                                                -----------------------------     ----------------------------
TOTAL ASSETS                                                                         619,820                          632,888
                                                                =============================     ============================


--------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                   JUNE 30, 2003                  DECEMBER 31, 2002
                                                                  (PLN thousand)                     (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                             ------------------------------     ----------------------------
SHAREHOLDERS' DEFICIT                                                            (305,684)                         (203,219)
                                                             ------------------------------     ----------------------------

SHARE CAPITAL                                                                         950                               950
RETAINED LOSS BROUGHT FORWARD                                                    (204,170)                          (37,427)
NET LOSS                                                                         (102,464)                         (166,742)

                                                             ------------------------------     ----------------------------
LIABILITIES AND PROVISIONS                                                        925,504                           836,107
                                                             ------------------------------     ----------------------------

                                                             ------------------------------     ----------------------------
LONG TERM LIABILITIES                                                             153,197                           138,588
                                                             ------------------------------     ----------------------------
To related parties                                                                      -                                 -
To other parties:                                                                 153,197                           138,588
       Telecommunications licenses                                                153,197                           138,588
                                                             ------------------------------     ----------------------------

                                                             ------------------------------     ----------------------------
SHORT TERM LIABILITIES                                                            736,441                           691,328
                                                             ------------------------------     ----------------------------
To related parties                                                                635,263                           591,584
     Trade payables:
                                                             ------------------------------     ----------------------------
-          up to 12 months                                                         48,184                            36,938
-          over 12 months                                                               -                                 -
                                                             ------------------------------     ----------------------------
     Short term loans                                                             459,209                           426,776
     Accrued interests                                                            127,870                           127,870
To other parties                                                                  101,178                            99,743
     Trade payables:
                                                             ------------------------------     ----------------------------
-          up to 12 months                                                          7,802                            14,508
-          over 12 months                                                               -                                 -
     Telecommunications licenses                                                   91,238                            83,399
     Taxation and social security liabilities                                       2,138                             1,836
                                                             ------------------------------     ----------------------------
Special funds                                                                           -                                 -

                                                             ------------------------------     ----------------------------
ACCRUALS AND DEFERRED INCOME                                                       35,866                             6,191
                                                             ------------------------------     ----------------------------

                                                             ------------------------------     ----------------------------
Accruals                                                                           34,991                             5,211
Deferred income                                                                       875                               980
                                                             ------------------------------     ----------------------------

                                                             ------------------------------     ----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                       619,820                           632,888
                                                             ==============================     ============================


-------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                          585,031
           I.  Intangible assets                                       372,834
           II. Tangible fixed assets                                   212,194
           III. Accounts receivable                                          -
           IV.Investments                                                    3
           V. Long term prepaid expenses                                     -

B CURRENT ASSETS                                                        34,789
           I.  Inventories                                                 105
           II. Accounts receivable                                      28,397
           III. Investments                                              4,877
           IV.Short term prepaid expenses                                1,410

                                       TOTAL ASSETS                    619,820

LIABILITIES
B          LIABILITIES AND PROVISIONS                                  925,504
           I.   Provisions                                                   -
           II.  Long term liabilities                                  153,197
           III. Short term liabilties                                  736,441
           IV. Accruals                                                 35,866

                             TOTAL LIABILITIES AND PROVISIONS          925,504

                                        NET ASSETS                    (305,684)

NETIA TELEKOM MODLIN S.A.
--------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                                JUNE 30, 2003              DECEMBER 31, 2002
                                                                               (PLN thousand)                 (PLN thousand)

ASSETS
                                                                       -----------------------------   ----------------------------
NON-CURRENT ASSETS                                                                           18,575                         19,543
                                                                       -----------------------------   ----------------------------

                                                                       -----------------------------   ----------------------------
TANGIBLE FIXED ASSETS                                                                        18,575                         19,543
                                                                       -----------------------------   ----------------------------
Fixed assets                                                                                 15,842                         16,814
                                                                       -----------------------------   ----------------------------
     Land (including perpetual usufruct land)                                                     4                              4
     Buildings and structures (including  cooperative's ownership                             7,482                          7,825
      title to the premises)
     Telecommunications equipment                                                             4,506                          3,412
     Equipment and machines                                                                     246                          1,699
     Leasehold improvements                                                                   3,603                          3,873
     Other fixed assets                                                                           1                              1
                                                                       -----------------------------   ----------------------------
Fixed assets under construction                                                               2,732                          2,728
Prepayments for fixed assets under construction                                                   1                              1

                                                                       -----------------------------   ----------------------------
CURRENT ASSETS                                                                                1,208                          1,369
                                                                       -----------------------------   ----------------------------

                                                                       -----------------------------   ----------------------------
INVENTORIES                                                                                      13                             13
                                                                       -----------------------------   ----------------------------
Materials                                                                                         6                              6
Goods for resale                                                                                  7                              7

                                                                       -----------------------------   ----------------------------
ACCOUNTS RECEIVABLE                                                                             696                          1,121
                                                                       -----------------------------   ----------------------------
From related parties                                                                            194                            467
     Trade receivables:
                                                                       -----------------------------   ----------------------------
-          up to 12 months                                                                      194                            467
                                                                       -----------------------------   ----------------------------
From other parties                                                                              502                            654
     Trade receivables:
                                                                       -----------------------------   ----------------------------
       - up to 12 months                                                                        478                            633
                                                                       -----------------------------   ----------------------------
     Other receivables                                                                           24                             21

                                                                       -----------------------------   ----------------------------
INVESTMENTS                                                                                     344                            230
                                                                       -----------------------------   ----------------------------
     Cash and cash equivalents                                                                  344                            230
                                                                       -----------------------------   ----------------------------
-          cash in hand and cash at bank                                                        344                            230
                                                                       -----------------------------   ----------------------------

                                                                       -----------------------------   ----------------------------
SHORT TERM PREPAID EXPENSES                                                                     155                              5
                                                                       -----------------------------   ----------------------------

                                                                       -----------------------------   ----------------------------
TOTAL ASSETS                                                                                 19,783                         20,912
                                                                       =============================   ============================

-------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                        JUNE 30, 2003                  DECEMBER 31, 2002
                                                                       (PLN thousand)                   (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                              ------------------------------     ----------------------------
SHAREHOLDERS' DEFICIT                                                              (48,004)                         (43,463)
                                                              ------------------------------     ----------------------------

SHARE CAPITAL                                                                          150                              150
RETAINED LOSS BROUGH FORWARD                                                       (43,613)                         (37,634)
NET LOSS                                                                            (4,541)                          (5,979)

                                                              ------------------------------     ----------------------------
LIABILITIES                                                                         67,787                           64,375
                                                              ------------------------------     ----------------------------

                                                              ------------------------------     ----------------------------
SHORT TERM LIABILITIES                                                              65,770                           63,990
                                                              ------------------------------     ----------------------------
To related parties                                                                  65,332                           63,449
     Trade payables:
                                                              ------------------------------     ----------------------------
       - up to 12 months                                                             4,546                            4,339
                                                              ------------------------------     ----------------------------
     Short term loans                                                               45,800                           44,124
     Other liabilities                                                              14,986                           14,986

To other parties                                                                       438                              541
     Trade payables:
                                                              ------------------------------     ----------------------------
       - up to 12 months                                                               116                              268
                                                              ------------------------------     ----------------------------
     Taxation and social security liabilities                                          217                              124
     Other liabilities                                                                 105                              149

                                                              ------------------------------     ----------------------------
ACCRUALS AND DEFERRED INCOME                                                         2,017                              385
                                                              ------------------------------     ----------------------------

                                                              ------------------------------     ----------------------------
Accruals                                                                             1,967                              336
Deferred income                                                                         50                               49
                                                              ------------------------------     ----------------------------

                                                              ------------------------------     ----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                         19,783                           20,912
                                                              ==============================     ============================

--------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS


A          NON-CURRENT ASSETS                                            18,575
           I.  Intangible assets                                              -
           II. Tangible fixed assets                                     18,575
           III. Accounts receivable                                           -
           IV.Investments                                                     -
           V. Long term prepaid expenses                                      -

B          CURRENT ASSETS                                                 1,208
           I.   Inventories                                                  13
           II.  Accounts receivable                                         696
           III. Investments                                                 344
           IV.  Short term prepaid expenses                                 155

                                       TOTAL ASSETS                      19,783


LIABILITIES
B          LIABILITIES AND PROVISIONS                                    67,787
           I.   Provisions                                                    -
           II.  Long term liabilities                                         -
           III. Short term liabilties                                    65,770
           IV.  Accruals                                                  2,017

                             TOTAL LIABILITIES AND PROVISIONS            67,787


                                        NET ASSETS                      (48,004)

NETIA TELEKOM OSTROWIEC S.A.
-------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                              JUNE 30, 2003               DECEMBER 31, 2002
                                                                             (PLN thousand)                (PLN thousand)

ASSETS

                                                                      ------------------------------  ---------------------------
NON-CURRENT ASSETS                                                                           23,367                        24,907
                                                                      ------------------------------  ---------------------------

                                                                      ------------------------------  ---------------------------
TANGIBLE FIXED ASSETS                                                                        23,367                        24,907
                                                                      ------------------------------  ---------------------------
Fixed assets                                                                                 23,284                        24,704
                                                                      ------------------------------  ---------------------------
     Buildings and structures (including  cooperative's ownership                            14,980                        15,835
      title to the premises)
     Telecommunications networks                                                                  -                            14
     Telecommunications equipment                                                             8,218                         5,701
     Equipment and machines                                                                      81                         3,149
     Other fixed assets                                                                           5                             5
                                                                      ------------------------------  ---------------------------
Fixed assets under construction                                                                  65                           185
Prepayments for fixed assets under construction                                                  18                            18

                                                                      ------------------------------  ---------------------------
CURRENT ASSETS                                                                                3,358                         3,015
                                                                      ------------------------------  ---------------------------
INVENTORIES                                                                                       4                             4
                                                                      ------------------------------  ---------------------------
Goods for resale                                                                                  4                             4

                                                                      ------------------------------  ---------------------------
ACCOUNTS RECEIVABLE                                                                           1,444                         1,497
                                                                      ------------------------------  ---------------------------
From related parties                                                                            191                           116
     Trade receivables:
                                                                      ------------------------------  ---------------------------
-          up to 12 months                                                                      191                           116
                                                                      ------------------------------  ---------------------------
From other parties                                                                            1,253                         1,381
     Trade receivables:
                                                                      ------------------------------  ---------------------------
       - up to 12 months                                                                      1,250                         1,379
                                                                      ------------------------------  ---------------------------
     Other  receivables                                                                           3                             2

                                                                      ------------------------------  ---------------------------
INVESTMENTS                                                                                   1,596                         1,506
                                                                      ------------------------------  ---------------------------
     Cash and cash equivalents                                                                1,596                         1,506
                                                                      ------------------------------  ---------------------------
-          cash in hand and cash at bank                                                      1,596                         1,506
                                                                      ------------------------------  ---------------------------

                                                                      ------------------------------  ---------------------------
SHORT TERM PREPAID EXPENSES                                                                     314                             8
                                                                      ------------------------------  ---------------------------

                                                                      ------------------------------  ---------------------------
TOTAL ASSETS                                                                                 26,725                        27,922
                                                                      ==============================  ===========================


--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                             JUNE 30, 2003                  DECEMBER 31, 2002
                                                                            (PLN thousand)                   (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                      -----------------------------    -----------------------------
SHAREHOLDERS' DEFICIT                                                                      (72,719)                         (68,087)
                                                                      -----------------------------    -----------------------------


                                                                      -----------------------------    -----------------------------
SHARE CAPIAL                                                                                   965                              965
RESERVE FROM REVALUATION                                                                         1                                1
RETAINED LOSS BROUGH FORWARD                                                               (69,053)                         (63,998)
NET LOSS                                                                                    (4,632)                          (5,055)

                                                                      -----------------------------    -----------------------------
LIABILITIES                                                                                 99,444                           96,009
                                                                      -----------------------------    -----------------------------

                                                                      -----------------------------    -----------------------------
SHORT TERM LIABILITIES                                                                      95,758                           95,896
                                                                      -----------------------------    -----------------------------
To related parties                                                                          95,297                           95,552
     Trade payables:
                                                                      -----------------------------    -----------------------------
-          up to 12 months                                                                   3,225                            2,956
                                                                      -----------------------------    -----------------------------

     Accrued interests                                                                      26,142                           26,142
     Short term loans                                                                       65,930                           66,454
To other parties                                                                               461                              344
     Trade payables:
                                                                      -----------------------------    -----------------------------
-          up to 12 months                                                                     100                              285
                                                                      -----------------------------    -----------------------------
     Taxation and social security liabilities                                                  357                               54
     Wages and salaries payables                                                                 -                                1
     Other liabilities                                                                           4                                4

                                                                      -----------------------------    -----------------------------
ACCRUALS AND DEFERRED INCOME                                                                 3,686                              113
                                                                      -----------------------------    -----------------------------

                                                                      -----------------------------    -----------------------------
Accruals                                                                                     3,638                               66
Deferred income                                                                                 48                               47
                                                                      -----------------------------    -----------------------------

                                                                      -----------------------------    -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                 26,725                           27,922
                                                                      =============================    =============================

-------------------------------------------------------------------------------

NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                            23,367
           I.   Intangible assets                                             -
           II.  Tangible fixed assets                                     23,367
           III. Accounts receivable                                           -
           IV.  Investments                                                   -
           V.   Long term prepaid expenses                                    -

B          CURRENT ASSETS                                                 3,358
           I.  Inventories                                                    4
           II. Accounts receivable                                        1,444
           III. Investments                                               1,596
           IV.Short term prepaid expenses                                   314

                                       TOTAL ASSETS                      26,725


LIABILITIES
B          LIABILITIES AND PROVISIONS                                    99,444
           I.   Provisions                                                    -
           II. Long term liabilities                                          -
           III. Short term liabilties                                    95,758
           IV. Accruals                                                   3,686

                             TOTAL LIABILITIES AND PROVISIONS            99,444


                                        NET ASSETS                     (72,719)

NETIA TELEKOM PILA SP. Z O.O.
-------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                       JUNE 30, 2003                 DECEMBER 31, 2002
                                                                      (PLN thousand)                  (PLN thousand)

ASSETS

                                                                   ---------------------------     --------------------------
NON-CURRENT ASSETS                                                                     60,761                         63,420
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                                  60,761                         63,420
                                                                   ---------------------------     --------------------------
Fixed assets                                                                           59,456                         59,557
                                                                   ---------------------------     --------------------------
     Buildings and structures                                                          45,044                         45,205
     Telecommunications networks                                                        3,853                          3,388
     Telecommunications equipment                                                       9,330                          9,684
     Equipment and machines                                                               595                            588
     Leasehold improvements                                                               626                            689
     Other fixed assets                                                                     8                              4
                                                                   ---------------------------     --------------------------
Fixed assets under construction                                                         1,305                          3,821
Prepayments for fixed assets under construction                                             -                             42

                                                                   ---------------------------     --------------------------
CURRENT ASSETS                                                                          2,968                          2,596
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
INVENTORIES                                                                                19                             19
                                                                   ---------------------------     --------------------------
Goods for resale                                                                           19                             19

                                                                   ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                                     1,763                          1,669
                                                                   ---------------------------     --------------------------
From related parties                                                                      356                            230
     Trade receivables:
                                                                   ---------------------------     --------------------------
-          up to 12 months                                                                356                            230
                                                                   ---------------------------     --------------------------
From other parties                                                                      1,407                          1,439
     Trade receivables:
                                                                   ---------------------------     --------------------------
       - up to 12 months                                                                1,407                          1,439
     Taxation and social security receivables                                               -                              -
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
INVESTMENTS                                                                             1,186                            908
                                                                   ---------------------------     --------------------------
Cash and cash equivalents                                                               1,186                            908
                                                                   ---------------------------     --------------------------
-          cash in hand and cash at bank                                                1,186                            908
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                               586                             14
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
TOTAL ASSETS                                                                           64,316                         66,030
                                                                   ===========================     ==========================

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                  ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                               (62,676)                       (56,768)
                                                                  ---------------------------     --------------------------

SHARE CAPIAL                                                                          2,051                          2,051
SHARE PREMIUM                                                                            20                             20
RETAINED LOSS BROUGH FORWARD                                                        (58,839)                       (47,852)
NET LOSS                                                                             (7,106)                       (10,987)

                                                                  ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                          122,811                        122,297
                                                                  ---------------------------     --------------------------

                                                                  ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                              122,811                        122,297
                                                                  ---------------------------     --------------------------
To related parties                                                                   17,455                         16,813
     Trade payables:
                                                                  ---------------------------     --------------------------
-          up to 12 months                                                                -                          4,604
     Loans and accrued interests                                                    104,396                         28,077
                                                                  ---------------------------     --------------------------
To other parties                                                                        960                          1,643
     Trade payables:
                                                                  ---------------------------     --------------------------
-          up to 12 months                                                              849                              -
     Taxation and social security liabilities                                           112                             24
     Other liabilities                                                                    -                              -
                                                                  ---------------------------     --------------------------

                                                                  ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                          4,181                            501
                                                                  ---------------------------     --------------------------

Accruals                                                                                  -                            370
Deferred income                                                                       4,181                            131

                                                                  ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                          64,316                         66,030
                                                                  ===========================     ==========================


-------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                            60,761
           I.   Intangible assets                                             -
           II.  Tangible fixed assets                                    60,761
           III. Accounts receivable                                           -
           IV.  Investments                                                   -
           V.   Long term prepaid expenses                                    -

B          CURRENT ASSETS                                                 3,554
           I.   Inventories                                                  19
           II.  Accounts receivable                                       1,763
           III. Investments                                               1,186
           IV.  Short term prepaid expenses                                 586

                                       TOTAL ASSETS                      64,316


LIABILITIES
B          LIABILITIES AND PROVISIONS                                   126,992
           I.   Provisions                                                    -
           II.  Long term liabilities                                         -
           III. Short term liabilties                                   122,811
           IV. Accruals                                                   4,181

                             TOTAL LIABILITIES AND PROVISIONS           126,992

                                        NET ASSETS                      (62,676)

NETIA TELEKOM S.A.

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                           JUNE 30, 2003              DECEMBER 31, 2002
                                                                          (PLN thousand)                 (PLN thousand)
ASSETS
                                                              ---------------------------     --------------------------
NON-CURRENT ASSETS                                                               286,355                         287,701
                                                              ---------------------------     --------------------------

                                                              ---------------------------     --------------------------
INTANGIBLE ASSETS                                                                 79,622                          90,594
                                                              ---------------------------     --------------------------
Computer software                                                                 78,831                          89,641
Other intangible assets                                                              791                             953
Prepayments for intangible assets                                                      -                               -

                                                              ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                            206,733                         197,107
                                                              ---------------------------     --------------------------
Fixed assets                                                                     144,319                         152,821
                                                              ---------------------------     --------------------------
     Land (including perpetual usufruct land)                                      3,753                           3,733
     Buildings and structures                                                     70,740                          32,740
     Equipment and machines                                                       56,784                         100,794
     Vehicles                                                                      5,258                           6,657
     Other fixed assets                                                            7,784                           8,897
                                                              ---------------------------     --------------------------
Fixed assets under construction                                                   60,788                          44,225
Prepayments for fixed assets under construction                                    1,626                              61

                                                              ---------------------------     --------------------------
INVESTMENTS                                                                            -                               2
                                                              ---------------------------     --------------------------
Long term financial assets
     In related parties:                                                               -                               2
                                                              ---------------------------     --------------------------
     - shares and/or stocks                                                            -                               2
                                                              ---------------------------     --------------------------

                                                              ---------------------------     --------------------------
CURRENT ASSETS                                                                   434,167                         491,957
                                                              ---------------------------     --------------------------

                                                              ---------------------------     --------------------------
INVENTORIES                                                                          414                             171
                                                              ---------------------------     --------------------------
Materials                                                                            316                              30
Goods for resale                                                                      98                             141

                                                              ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                              195,459                         182,181
                                                              ---------------------------     --------------------------
From related parties                                                             184,476                         174,818
     Trade receivables:
                                                              ---------------------------     --------------------------
-          up to 12 months                                                       184,476                         174,818
                                                              ---------------------------     --------------------------
From other parties                                                                10,983                           7,363
     Trade receivables:
                                                              ---------------------------     --------------------------
       - up to 12 months                                                           8,738                           2,925
                                                              ---------------------------     --------------------------
     Taxation and social security receivables                                          -                             566
     Other receivables                                                             2,245                           3,872

                                                              ---------------------------     --------------------------
INVESTMENTS                                                                      201,940                         303,529
                                                              ---------------------------     --------------------------
Short term financial assets in related parties:                                  192,938                         292,686
                                                              ---------------------------     --------------------------
     Loans granted                                                               139,635                          76,037
     Other short term financial assets                                            47,627                         104,625
     Others                                                                        5,676                         112,024
                                                              ---------------------------     --------------------------

Cash and cash equivalents                                                          9,002                          10,843
                                                              ---------------------------     --------------------------
        -  cash in hand and cash at bank                                           9,002                          10,843
                                                              ---------------------------     --------------------------

                                                              ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                       36,354                           6,076
                                                              ---------------------------     --------------------------

                                                              ---------------------------     --------------------------
TOTAL ASSETS                                                                     720,522                         779,658
                                                              ===========================     ==========================

NETIA TELEKOM S.A. (cont.)

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003                DECEMBER 31, 2002
                                                                        (PLN thousand)                   (PLN thousand)
LIABILITIES AND SHAREHOLDERS' EQUITY

                                                              -------------------------       --------------------------
SHAREHOLDERS' EQUITY                                                           396,393                           467,078
                                                              -------------------------       --------------------------

SHARE CAPIAL                                                                   108,610                           108,610
SHARE PREMIUM                                                                   63,708                            63,708
OTHER RESERVE CAPITAL                                                          294,760                         2,435,270
RETAINED LOSS BROUGHT FORWARD                                                        -                       (1,041,244)
NET LOSS                                                                      (70,685)                       (1,099,266)

                                                              -------------------------       --------------------------
LIABILITIES AND PROVISIONS                                                     324,129                           312,580
                                                              -------------------------       --------------------------

                                                              -------------------------       --------------------------
LONG TERM LIABILITIES                                                                -                             1,294
                                                              -------------------------       --------------------------
     To related parties                                                              -                                 -
     To other parties                                                                -                             1,294

                                                              -------------------------       --------------------------
SHORT TERM LIABILITIES                                                         300,377                           284,455
                                                              -------------------------       --------------------------
To related parties                                                             280,631                           257,875
     Trade payables:                                                             5,922                            10,298
                                                              -------------------------       --------------------------
     - up to 12 months                                                           5,922                            10,298
                                                              -------------------------       --------------------------
       Installment obligations and loans                                       274,709                           247,577
To other parties                                                                18,000                            25,636
     Trade payables :                                                           12,032                            20,355
                                                              -------------------------       --------------------------
     - up to 12 months                                                          12,032                            20,355
                                                              -------------------------       --------------------------
     Taxation and social security liabilities                                    5,700                             4,975
     Wages and salaries payables                                                   256                               294
     Other liabilities                                                              12                                12
Special funds                                                                    1,746                               944

                                                              -------------------------       --------------------------
ACCRUALS AND DEFERRED INCOME                                                    23,752                            26,831
                                                              -------------------------       --------------------------
     Accruals                                                                   21,710                            25,501
     Deferred income                                                             2,042                             1,330

                                                              -------------------------       --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     720,522                           779,658
                                                              =========================       ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                          286,355
           I.  Intangible assets                                        79,622
           II. Tangible fixed assets                                   206,733
           III. Accounts receivable                                          -
           IV.Investments                                                    -
           V. Long term prepaid expenses                                     -

B          CURRENT ASSETS                                              434,167
           I.  Inventories                                                 414
           II. Accounts receivable                                     195,459
           III. Investments                                            201,940
           IV.Short term prepaid expenses                               36,354
                                       TOTAL ASSETS                    720,522

LIABILITIES

B          LIABILITIES AND PROVISIONS                                  324,129
           I.   Provisions                                                   -
           II.  Long term liabilities                                        -
           III. Short term liabilties                                  300,377
           IV. Accruals                                                 23,752
                             TOTAL LIABILITIES AND PROVISIONS          324,129

                                        NET ASSETS                     396,393

NETIA TELEKOM SILESIA S.A.

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                       JUNE 30, 2003                DECEMBER 31, 2002
                                                                      (PLN thousand)                   (PLN thousand)
ASSETS

                                                            -------------------------       --------------------------
NON-CURRENT ASSETS                                                            500,848                         521,808
                                                            -------------------------       --------------------------
INTANGIBLE ASSETS                                                              67,321                          70,812
                                                            -------------------------       --------------------------
Computer software                                                                  17                              27
Telecommunications licenses                                                    67,304                          70,785

                                                            -------------------------       --------------------------
TANGIBLE FIXED ASSETS                                                         433,527                         449,785
                                                            -------------------------       --------------------------
Fixed assets                                                                  415,343                         429,333
                                                            -------------------------       --------------------------
     Land (including perpetual usufruct land)                                    259                              259
     Buildings and structures                                                 246,267                         254,943
     Telecommunications networks                                               77,505                          50,590
     Telecommunications equipment                                              82,392                          86,002
     Equipment and machines                                                     8,682                          37,274
     Vehicles                                                                       8                               9
     Other fixed assets                                                            71                              88
      Leasehold improvements                                                      159                             168
                                                            -------------------------       --------------------------
Fixed assets under construction                                                18,157                          20,401
Prepayments for fixed assets under construction                                    27                              51

                                                            -------------------------       --------------------------
INVESTMENTS                                                                         -                           1,211
                                                            -------------------------       --------------------------
Long term financial assets
     In related parties:                                                            -                           1,211
                                                            -------------------------       --------------------------
     - shares and/or stocks                                                         -                           1,211
                                                            -------------------------       --------------------------

                                                            -------------------------       --------------------------
CURRENT ASSETS                                                                 30,453                          32,991
                                                            -------------------------       --------------------------

                                                            -------------------------       --------------------------
INVENTORIES                                                                        41                              31
                                                            -------------------------       --------------------------
Materials                                                                          17                              17
Goods for resale                                                                   24                              14

                                                            -------------------------       --------------------------
ACCOUNTS RECEIVABLE                                                            20,737                          22,084
                                                            -------------------------       --------------------------
From related parties                                                            2,212                           3,986
     Trade receivables:
                                                            -------------------------       --------------------------
         - up to 12 months                                                      2,210                           3,727
       Other receivables                                                            2                             259
                                                            -------------------------       --------------------------
From other parties                                                             18,525                          18,098
     Trade receivables:
                                                            -------------------------       --------------------------
       - up to 12 months                                                       18,186                          17,771
     Other receivables                                                            339                             327
                                                            -------------------------       --------------------------

                                                            -------------------------       --------------------------
INVESTMENTS                                                                     6,278                           7,510
                                                            -------------------------       --------------------------
Short term financial assets
     In related parties                                                             -                           1,433
                                                            -------------------------       --------------------------
         - loans                                                                    -                           1,433
                                                            -------------------------       --------------------------
     In other parties                                                               -                           1,613
                                                            -------------------------       --------------------------
         - other securities                                                         -                           1,613
                                                            -------------------------
Cash and cash equivalents                                                       6,278                           4,464
                                                            -------------------------       --------------------------
         - cash in hand and cash at bank                                        6,278                           4,464
                                                            -------------------------       --------------------------

                                                            -------------------------       --------------------------
SHORT TERM PREPAID EXPENSES                                                     3,397                           3,366
                                                            -------------------------       --------------------------

                                                            -------------------------       --------------------------
TOTAL ASSETS                                                                  531,301                         554,799
                                                            =========================       ==========================


NETIA TELEKOM SILESIA S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                            ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                         (474,443)                     (406,542)
                                                            ---------------------------     --------------------------
SHARE CAPIAL                                                                      8,175                         8,175
SHARE PREMIUM                                                                         8                             8
RETAINED LOSS BROUGHT FORWARD                                                 (414,725)                     (292,723)
NET LOSS                                                                       (67,901)                     (122,002)

                                                            ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                    1,005,744                       961,341
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                          968,273                       958,251
                                                            ---------------------------     --------------------------
To related parties                                                              913,871                       905,295
     Trade payables:
                                                            ---------------------------     --------------------------
     - up to 12 months                                                           25,711                        22,699
       Loans and accrued interests                                              888,160                       882,596
                                                            ---------------------------     --------------------------
To other parties                                                                 54,386                        52,919
     Trade payables :
                                                            ---------------------------     --------------------------
     - up to 12 months                                                           4,938                          7,625
     Taxation and social security liabilities                                     2,248                         2,371
     Other liabilities, including:                                               47,200                        42,923
     - telecommunications licenses                                               47,200                        42,915
                                                            ---------------------------     --------------------------
Special funds                                                                        16                            37

                                                            ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                     37,471                         3,090
                                                            ---------------------------     --------------------------
     Accruals                                                                    35,710                         1,280
     Deferred income                                                              1,761                         1,810

                                                            ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                     531,301                       554,799
                                                            ===========================     ==========================

--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                       500,848
           I.  Intangible assets                                     67,321
           II. Tangible fixed assets                                433,527
           III. Accounts receivable                                       -
           IV.Investments                                                 -
           V. Long term prepaid expenses                                  -

B          CURRENT ASSETS                                            30,453
           I.  Inventories                                               41
           II. Accounts receivable                                   20,737
           III. Investments                                           6,278
           IV.Short term prepaid expenses                             3,397
                                       TOTAL ASSETS                 531,301

LIABILITIES

B          LIABILITIES AND PROVISIONS                             1,005,744
           I.   Provisions                                                -
           II. Long term liabilities                                      -
           III. Short term liabilties                               968,273
           IV. Accruals                                              37,471
                             TOTAL LIABILITIES AND PROVISIONS     1,005,744

                                        NET ASSETS                (474,443)

NETIA TELEKOM SWIDNIK S.A.

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                                JUNE 30, 2003              DECEMBER 31, 2002
                                                                               (PLN thousand)                 (PLN thousand)
ASSETS

                                                                   ---------------------------     --------------------------
NON-CURRENT ASSETS                                                                       9,684                        10,527
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                                    9,684                        10,527
                                                                   ---------------------------     --------------------------
Fixed assets                                                                             9,640                        10,493
                                                                   ---------------------------     --------------------------
     Buildings and structures (including cooperative's ownership                         5,782                         6,105
      title to the premises)
     Telecommunications networks                                                            36                            37
     Telecommunications equipment                                                        3,722                         4,230
     Equipment and machines                                                                 71                            88
     Leasehold improvements                                                                 28                            31
     Other fixed assets                                                                      1                             2
                                                                   ---------------------------     --------------------------
Fixed assets under construction                                                             44                            34

                                                                   ---------------------------     --------------------------
CURRENT ASSETS                                                                           2,209                          1,994
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
INVENTORIES                                                                                  1                             1
                                                                   ---------------------------     --------------------------
Goods for resale                                                                             1                             1

                                                                   ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                                        893                           951
                                                                   ---------------------------     --------------------------
From related parties                                                                        13                            18
     Trade receivables:
                                                                   ---------------------------     --------------------------
       -   up to 12 months                                                                  13                            18
                                                                   ---------------------------     --------------------------
From other parties                                                                         880                           933
     Trade receivables:
                                                                   ---------------------------     --------------------------
       -   up to 12 months                                                                 880                           933
                                                                   ---------------------------     --------------------------
     Other receivables                                                                                                     -

                                                                   ---------------------------     --------------------------
INVESTMENTS                                                                              1,173                         1,039
                                                                   ---------------------------     --------------------------
Short term financial assets
     Cash and cash equivalents                                                           1,173                         1,039
                                                                   ---------------------------     --------------------------
       -   cash in hand and cash at bank                                                 1,173                         1,039
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                                142                             4
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
TOTAL ASSETS                                                                            11,893                        12,521
                                                                   ===========================     ==========================


NETIA TELEKOM SWIDNIK S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                                JUNE 30, 2003              DECEMBER 31, 2002
                                                                               (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                   ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                                (39,481)                        (37,022)
                                                                   ---------------------------     --------------------------

SHARE CAPITAL                                                                           3,200                           3,200
RESERVE FROM REVALUATION                                                                  175                             175
RETAINED LOSS BROUGH FORWARD                                                         (40,397)                        (35,524)
NET LOSS                                                                              (2,459)                         (4,873)

                                                                   ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                              51,374                         49,544
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                                  49,455                         49,411
                                                                   ---------------------------     --------------------------
To related parties                                                                      48,698                         16,653
     Trade payables:
                                                                   ---------------------------     --------------------------
          -  up to 12 months                                                            4,792                           4,156
                                                                   ---------------------------     --------------------------
     Short term loans                                                                  31,899                          32,533
     Accrued interests                                                                 12,497                          12,497
To other parties                                                                          267                             225
     Trade payables:
                                                                   ---------------------------     --------------------------
          -  up to 12 months                                                               62                             126
     Taxation and social security liabilities                                             204                              98
                                                                   ---------------------------     --------------------------

                                                                   ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                            1,919                             133
                                                                   ---------------------------     --------------------------

     Accruals                                                                              44                              43
     Deferred income                                                                    1,875                              90

                                                                   ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                            11,893                          12,521
                                                                   ===========================     ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                       9,684
           I.  Intangible assets                                        -
           II. Tangible fixed assets                                9,684
           III. Accounts receivable                                     -
           IV.Investments                                               -
           V. Long term prepaid expenses                                -

B          CURRENT ASSETS                                           2,209
           I.  Inventories                                              1
           II. Accounts receivable                                    893
           III. Investments                                         1,173
           IV.Short term prepaid expenses                             142
                                       TOTAL ASSETS                11,893

LIABILITIES

B          LIABILITIES AND PROVISIONS                              51,374
           I.   Provisions                                              -
           II. Long term liabilities                                    -
           III. Short term liabilties                              49,455
           IV. Accruals                                             1,919
                             TOTAL LIABILITIES AND PROVISIONS      51,374

                                        NET ASSETS               (39,481)

NETIA TELEKOM TELMEDIA S.A.

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                       JUNE 30, 2003              DECEMBER 31, 2002
                                                                      (PLN thousand)                 (PLN thousand)
ASSETS

                                                           --------------------------     --------------------------
NON-CURRENT ASSETS                                                           765,626                        791,004
                                                           --------------------------     --------------------------

                                                           --------------------------     --------------------------
INTANGIBLE ASSETS                                                            136,340                        143,403
                                                           --------------------------     --------------------------
Telecommunications licenses                                                  136,331                        143,383
Computer software                                                                  9                             20

                                                           --------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                        629,286                        646,395
                                                           --------------------------     --------------------------
Fixed assets                                                                 612,178                        607,916
                                                           --------------------------     --------------------------
     Land (including perpetual usufruct land)                                    111                            111
     Buildings and structures                                                316,850                        312,659
     Telecommunications networks                                              41,995                         40,716
     Telecommunications equipment                                            221,274                        223,020
     Equipment and machines                                                   26,669                         27,841
     Vehicles                                                                      -                              3
     Leasehold improvements                                                    5,079                          3,364
     Other fixed assets                                                          200                            202
                                                           --------------------------     --------------------------
Fixed assets under construction                                               13,751                         34,805
Prepayments for fixed assets under construction                                3,357                          3,674

                                                           --------------------------     --------------------------
INVESTMENTS                                                                        -                          1,206
                                                           --------------------------     --------------------------
Long term financial assets                                                         -                          1,206
     In related parties                                                            -                          1,206
                                                           --------------------------     --------------------------
          - Shares and/or stocks                                                   -                          1,206
                                                           --------------------------     --------------------------


                                                           --------------------------     --------------------------
CURRENT ASSETS                                                                35,730                         33,507
                                                           --------------------------     --------------------------

                                                           --------------------------     --------------------------
INVENTORIES                                                                      141                            128
                                                           --------------------------     --------------------------
Materials                                                                         29                             29
Goods for resale                                                                 112                             99

                                                           --------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                           24,314                         23,265
                                                           --------------------------     --------------------------
From related parties                                                           3,060                          2,549
     Trade receivables:
                                                           --------------------------     --------------------------
        - up to 12 months                                                      3,060                          2,549
                                                           --------------------------     --------------------------
     Other receivables
From other parties                                                            21,254                         20,716
     Trade receivables:
                                                           --------------------------     --------------------------
       - up to 12 months                                                      21,095                         20,593
                                                           --------------------------     --------------------------
     Taxation and social security receivables                                                                    75
                                                                                  75
     Other receivables                                                            84                             48

                                                           --------------------------     --------------------------
INVESTMENTS                                                                   10,723                          9,877
                                                           --------------------------     --------------------------
     Cash and cash equivalents
                                                           --------------------------     --------------------------
       - cash in hand and cash at bank                                        10,723                          9,877
                                                           --------------------------     --------------------------

                                                           --------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                      552                            237
                                                           --------------------------     --------------------------

                                                           --------------------------     --------------------------
TOTAL ASSETS                                                                 801,356                        824,511
                                                           ==========================     ==========================

NETIA TELEKOM TELMEDIA S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                          JUNE 30, 2003             DECEMBER 31, 2002
                                                                         (PLN thousand)                (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT
                                                              --------------------------    --------------------------
SHAREHOLDERS' DEFICIT                                                         (524,757)                     (424,701)
                                                              --------------------------    --------------------------
SHARE CAPIAL                                                                      1,000                         1,000
RETAINED LOSS BROUGH FORWARD                                                  (425,701)                     (233,855)
NET LOSS                                                                      (100,056)                     (191,846)
                                                              --------------------------    --------------------------

                                                              --------------------------    --------------------------
LIABILITIES AND PROVISIONS                                                    1,326,113                     1,249,212
                                                              --------------------------    --------------------------

                                                              --------------------------    --------------------------
LONG TERM LIABILITIES                                                            44,422                        40,186
                                                              --------------------------    --------------------------
To related parties                                                               44,422                        40,186
     Telecommunications licenses                                                 44,422                        40,186

                                                              --------------------------    --------------------------
SHORT TERM LIABILITIES                                                        1,232,994                     1,204,549
                                                              --------------------------    --------------------------
To related parties                                                            1,128,642                     1,101,901
     Short term loans                                                           803,453                       774,444
     Trade payables:                                                             21,079                        25,856
                                                              --------------------------    --------------------------

       - up to 12 months                                                         21,079                        25,856
                                                              --------------------------    --------------------------
     Accrued interests                                                          304,110                       301,601
To other parties                                                                104,352                       102,648
     Trade payables:                                                              8,156                        14,259
                                                              --------------------------    --------------------------
       - up to 12 months                                                          8,156                        14,259
                                                              --------------------------    --------------------------
     Taxation and social security liabilities                                       906                         1,570
     Wages and salaries payables                                                      -                             2
     Other liabilities                                                           95,290                        86,817
Special funds                                                                                                       -

                                                              --------------------------    --------------------------
ACCRUALS AND DEFERRED INCOME                                                     48,697                         4,477
                                                              --------------------------    --------------------------
Accruals                                                                          1,192                         1,275
Deferred income                                                                  47,505                         3,202

                                                              --------------------------    --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                     801,356                       824,511
                                                              ==========================    ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                          765,626
           I.  Intangible assets                                       136,340
           II. Tangible fixed assets                                   629,286
           III. Accounts receivable                                          -
           IV.Investments                                                    -
           V. Long term prepaid expenses                                     -
B          CURRENT ASSETS                                               35,730
           I.  Inventories                                                 141
           II. Accounts receivable                                      24,314
           III. Investments                                             10,723
           IV.Short term prepaid expenses                                  552
                                       TOTAL ASSETS                    801,356

LIABILITIES

B          LIABILITIES AND PROVISIONS                                1,326,113
           I.   Provisions                                                   -
           II.  Long term liabilities                                   44,422
           III. Short term liabilties                                1,232,994
           IV. Accruals                                                 48,697
                             TOTAL LIABILITIES AND PROVISIONS        1,326,113

                                        NET ASSETS                   (524,757)

NETIA TELEKOM TORUN S.A.

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT

                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
ASSETS

                                                            ---------------------------     --------------------------
NON-CURRENT ASSETS                                                             126,987                        133,151
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INTANGIBLE ASSETS                                                                    2                              2
                                                            ---------------------------     --------------------------
Computer software                                                                    2                              2

                                                            ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                          126,985                        133,149
                                                            ---------------------------     --------------------------
Fixed assets                                                                   125,961                        130,707
                                                            ---------------------------     --------------------------

     Buildings and structures                                                   66,737                         68,345
     Telecommunications networks                                                 6,751                          1,370
     Telecommunications equipment                                               52,198                         60,711
     Equipment and machines                                                        162                            181
     Leasehold improvements                                                         99                             84
     Other fixed assets                                                             14                             16
                                                            ---------------------------     --------------------------

Fixed assets under construction                                                    546                          1,940
Prepayments for fixed assets under construction                                    478                            502


CURRENT ASSETS                                                                   6,525                          6,665
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INVENTORIES                                                                         34                             33
                                                            ---------------------------     --------------------------
Materials                                                                           34                             33

                                                            ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                              4,124                          3,820
                                                            ---------------------------     --------------------------
From related parties                                                               927                            842
     Trade receivables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                           927                            842
                                                            ---------------------------     --------------------------
From other parties                                                               3,197                          2,978
     Trade receivables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                         3,137                          2,917
     Taxation and social security receivables                                        -                              -
     Other receivables                                                              60                             61
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INVESTMENTS                                                                      2,269                          2,798
                                                            ---------------------------     --------------------------
     Short term financial assets
       In related parties                                                        1,178                          1,118
       In other parties                                                              -                            938
                                                            ---------------------------     --------------------------
       - Other securities                                                            -                            938
                                                            ---------------------------     --------------------------
     Cash and cash equivalents                                                   1,091                            742
                                                            ---------------------------     --------------------------
       - cash in hand and cash at bank                                           1,091                            742
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                         99                             14
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
TOTAL ASSETS                                                                   133,513                        139,816
                                                            ---------------------------     --------------------------

NETIA TELEKOM TORUN S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                            ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                        (241,969)                      (215,444)
                                                            ---------------------------     --------------------------

SHARE CAPITAL                                                                    2,094                          2,094
SHARE PREMIUM                                                                        1                              1
RETAINED LOSS BROUGH FORWARD                                                 (217,539)                      (141,042)
NET LOSS                                                                      (26,525)                       (76,497)

                                                            ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                     375,482                        355,260
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                         360,638                        353,931
                                                            ---------------------------     --------------------------
To related parties                                                             356,973                        350,363
     Trade payables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                        14,614                         14,502
     Loans and accrued interests                                               342,359                        335,861
                                                            ---------------------------     --------------------------
To other parties                                                                 3,665                          3,569
     Trade payables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                         3,405                          3,249
     Taxation and social security liabilities                                      114                            174
     Other liabilities                                                             146                            146
                                                            ---------------------------     --------------------------
Special funds                                                                        -                              -

                                                            ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                    14,844                          1,329
                                                            ---------------------------     --------------------------

Accruals                                                                            19                             20
Deferred income                                                                 14,825                          1,309

                                                            ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                    133,513                        139,816
                                                            ---------------------------     --------------------------


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                         126,987
           I.  Intangible assets                                            2
           II. Tangible fixed assets                                  126,985
           III. Accounts receivable                                         -
           IV.Investments                                                   -
           V. Long term prepaid expenses                                    -

B          CURRENT ASSETS                                               6,526
           I.  Inventories                                                 34
           II. Accounts receivable                                      4,124
           III. Investments                                             2,269
           IV.Short term prepaid expenses                                  99

                                       TOTAL ASSETS                   133,513

LIABILITIES
B          LIABILITIES AND PROVISIONS                                 375,482
           I.   Provisions                                                  -
           II. Long term liabilities                                        -
           III. Short term liabilties                                 360,638
           IV. Accruals                                                14,844
                             TOTAL LIABILITIES AND PROVISIONS         375,482

                                        NET ASSETS                  (241,969)

NETIA TELEKOM WARSZAWA S.A.

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT

                                                                                  JUNE 30, 2003              DECEMBER 31, 2002
                                                                                 (PLN thousand)                 (PLN thousand)
ASSETS

                                                                     ---------------------------     --------------------------
NON-CURRENT ASSETS                                                                       30,917                         33,979
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                                    30,912                         32,768
                                                                     ---------------------------     --------------------------
Fixed assets                                                                             30,863                         32,547
                                                                     ---------------------------     --------------------------
     Land (including perpetual usufruct land)                                                45                             45
     Buildings and structures (including  cooperative's ownership                        19,552                         20,348
      title to the premises)
     Telecommunications equipment                                                        10,703                         10,638
     Equipment and machines                                                                  48                            963
     Leasehold improvements                                                                 515                            553
                                                                     ---------------------------     --------------------------
Fixed assets under construction                                                              49                             98
Prepayments for fixed assets under construction                                               -                            123

                                                                     ---------------------------     --------------------------
INVESTMENTS                                                                                   5                          1,211
                                                                     ---------------------------     --------------------------
Long term financial assets                                                                    5                          1,211
                                                                     ---------------------------     --------------------------
            - Shares and/or stocks                                                            5                          1,211
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
CURRENT ASSETS                                                                            1,951                          1,502
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
INVENTORIES                                                                                   2                              -
                                                                     ---------------------------     --------------------------
Goods for resale                                                                              2                              -

                                                                     ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                                         949                          1,132
                                                                     ---------------------------     --------------------------
From related parties                                                                        181                            379
     Trade receivables:
                                                                     ---------------------------     --------------------------
       - up to 12 months                                                                    181                            379
                                                                     ---------------------------     --------------------------
From other parties                                                                          768                            753
     Trade receivables:
                                                                     ---------------------------     --------------------------
       - up to 12 months                                                                    768                            752
                                                                     ---------------------------     --------------------------
     Taxation and social security receivables                                                 -                              1

                                                                     ---------------------------     --------------------------
INVESTMENTS                                                                                 660                            363
                                                                     ---------------------------     --------------------------
     Cash and cash equivalents                                                              660                            363
                                                                     ---------------------------     --------------------------
        - cash in hand and cash at bank                                                     660                            363
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                                 340                              7
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
TOTAL ASSETS                                                                             32,868                         35,481
                                                                     ===========================     ==========================



NETIA TELEKOM WARSZAWA S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                                  JUNE 30, 2003              DECEMBER 31, 2002
                                                                                 (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                     ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                                  (61,342)                       (53,785)
                                                                     ---------------------------     --------------------------
SHARE CAPITAL                                                                               500                            500
RETAINED LOSS BROUGH FORWARD                                                           (54,285)                       (41,562)
NET LOSS                                                                                (7,557)                       (12,723)

                                                                     ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                               94,210                         89,266
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                                   90,914                         89,128
                                                                     ---------------------------     --------------------------
To related parties                                                                       90,332                         88,360
     Trade payables:
                                                                     ---------------------------     --------------------------
       - up to 12 months                                                                  5,058                          5,079
                                                                     ---------------------------     --------------------------
     Accrued interests                                                                   21,352                         21,352
     Short term loans                                                                    63,922                         61,929
To other parties                                                                            582                            768
     Trade payables:
                                                                     ---------------------------     --------------------------
       - up to 12 months                                                                    144                            617
                                                                     ---------------------------     --------------------------
     Taxation and social security liabilities                                               438                            150
     Wages and salaries payables                                                              -                              1

                                                                     ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                              3,296                            138
                                                                     ---------------------------     --------------------------
Accruals                                                                                  3,296                            138
                                                                     ---------------------------     --------------------------
       -         short term                                                               3,296                            138
                                                                     ---------------------------     --------------------------

                                                                     ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                              32,868                         35,481
                                                                     ===========================     ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                         30,917
           I.  Intangible assets                                           -
           II. Tangible fixed assets                                  30,912
           III. Accounts receivable                                        -
           IV.Investments                                                  5
           V. Long term prepaid expenses                                   -

B          CURRENT ASSETS                                              1,951
           I.  Inventories                                                 2
           II. Accounts receivable                                       949
           III. Investments                                              660
           IV.Short term prepaid expenses                                340
                                       TOTAL ASSETS                   32,868

LIABILITIES

B          LIABILITIES AND PROVISIONS                                 94,210
           I.   Provisions                                                 -
           II. Long term liabilities                                       -
           III. Short term liabilties                                 90,914
           IV. Accruals                                                3,296
                             TOTAL LIABILITIES AND PROVISIONS         94,210

                                        NET ASSETS                  (61,342)

NETIA TELEKOM WLOCLAWEK S.A.

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
ASSETS
                                                            ---------------------------     --------------------------
NON-CURRENT ASSETS                                                              52,512                         55,287
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                           52,511                         54,079
                                                            ---------------------------     --------------------------
Fixed assets                                                                    51,569                         52,610
                                                            ---------------------------     --------------------------
     Buildings and structures                                                   36,318                         36,649
     Telecommunications networks                                                15,247                         15,957
     Equipment and machines                                                          3                              4
     Other fixed assets                                                              1                              1
                                                            ---------------------------     --------------------------
Fixed assets under construction                                                    902                          1,429
Prepayments for fixed assets under construction                                     40                             40

                                                            ---------------------------     --------------------------
INVESTMENTS                                                                          -                          1,207
                                                            ---------------------------     --------------------------
Long term financial assets                                                           -                          1,207
     In other parties                                                                -                          1,207
       - Shares and/or stocks                                                        1                          1,207

                                                            ---------------------------     --------------------------
CURRENT ASSETS                                                                   3,201                          2,746
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INVENTORIES                                                                          4                               4
                                                            ---------------------------     --------------------------
Goods for resale                                                                     4                               4

                                                            ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                              2,408                          1,862
                                                            ---------------------------     --------------------------
From related parties                                                               353                            213
     Trade receivables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                           353                            213
                                                            ---------------------------     --------------------------
From other parties                                                               2,055                          1,649
     Trade receivables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                         2,005                          1,572
     Taxation and social security receivables                                       50                             27
     Other  receivables                                                              -                             50
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INVESTMENTS                                                                        789                            881
                                                            ---------------------------     --------------------------
Cash and cash equivalents                                                          789                            881
                                                            ---------------------------     --------------------------
       - cash in hand and cash at bank                                             789                            881
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                        622                             58
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
TOTAL ASSETS                                                                    56,335                         58,091
                                                            ===========================     ==========================


NETIA TELEKOM WLOCLAWEK S.A. (cont.)

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                            ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                         (57,972)                       (51,457)
                                                            ---------------------------     --------------------------

SHARE CAPITAL                                                                      104                            104
RETAINED LOSS BROUGH FORWARD                                                  (51,561)                       (41,862)
NET LOSS                                                                       (6,515)                        (9,699)

                                                            ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                     110,817                        108,862
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                         110,817                        108,862
                                                            ---------------------------     --------------------------
To related parties                                                              21,539                         19,822
     Trade payables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                        21,539                         19,822
     Loans and accrued interests                                                88,554                         87,874
                                                            ---------------------------     --------------------------
To other parties                                                                   154                          1,166
     Trade payables:
                                                            ---------------------------     --------------------------
       - up to 12 months                                                           154                          1,166
     Taxation and social security liabilities                                      570                              -
     Other liabilities                                                               -                              -
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                     3,490                            685
                                                            ---------------------------     --------------------------

Accruals                                                                         3,390                            609
Deferred income                                                                    101                             76

                                                            ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                     56,335                         58,091
                                                            ===========================     ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                           52,512
           I. Intangible assets                                              -
           II. Tangible fixed assets                                    52,512
           III. Accounts receivable                                          -
           IV.Investments                                                    -
           V. Long term prepaid expenses                                     -

B          CURRENT ASSETS                                                3,823
           I.  Inventories                                                   4
           II. Accounts receivable                                       2,408
           III. Investments                                                789
           IV.Short term prepaid expenses                                  622
                                       TOTAL ASSETS                     56,335


LIABILITIES

B          LIABILITIES AND PROVISIONS                                  114,307
           I.   Provisions                                                   -
           II.  Long term liabilities                                        -
           III. Short term liabilties                                  110,817
           IV. Accruals                                                  3,490
                             TOTAL LIABILITIES AND PROVISIONS          114,307

                                        NET ASSETS                    (57,972)

OPTIMUS INWEST S.A.

--------------------------------------------------------------------------------

ACCOUNTING STATEMENT


                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
ASSETS

                                                            ---------------------------     --------------------------
NON-CURRENT ASSETS                                                                   -                              -
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
INVESTMENTS                                                                          -                              -
                                                            ---------------------------     --------------------------
Long term financial assets                                                           -                              -

                                                            ---------------------------     --------------------------
CURRENT ASSETS                                                                   3,557                          4,411
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                              3,508                          4,391
                                                            ---------------------------     --------------------------
From related parties                                                             3,488                          4,371
     Trade receivables:                                                          3,488                          4,371
                                                            ---------------------------     --------------------------
       - up to 12 months                                                         3,488                          4,371
                                                            ---------------------------     --------------------------
From other parties                                                                  20                             20
     Taxation and social security receivables                                       20                             20

                                                            ---------------------------     --------------------------
INVESTMENTS                                                                         49                             19
                                                            ---------------------------     --------------------------
     Short term financial assets                                                     -                              -
     Cash and cash equivalents                                                      49                             19
                                                            ---------------------------     --------------------------
       - cash in hand and cash at bank                                              49                             19
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
SHORT TERM PREPAID EXPENSES                                                          -                              1
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
TOTAL ASSETS                                                                     3,557                          4,411
                                                            ===========================     ==========================



                                                                         JUNE 30, 2003              DECEMBER 31, 2002
                                                                        (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                            ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                        (347,042)                      (336,248)
                                                            ---------------------------     --------------------------
SHARE CAPITAL                                                                    1,000                          1,000
SHARE PREMIUM                                                                    2,857                          2,857
RETAINED LOSS BROUGHT FORWARD                                                (340,105)                      (242,436)
NET LOSS                                                                      (10,794)                       (97,669)

                                                            ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                      350,599                       340, 659
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
LONG TERM LIABILITIES                                                                -                              -
                                                            ---------------------------     --------------------------
To related parties                                                                   -                              -

                                                            ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                          345,590                        340,653
                                                            ---------------------------     --------------------------
To related parties                                                             345,590                        340,652
     Trade payables:                                                             1,219                          1,201
                                                            ---------------------------     --------------------------
        - up to 12 months                                                        1,219                          1,201
                                                            ---------------------------     --------------------------
     Short term loans                                                          239,362                        236,859
     Accrued interests                                                         105,009                        102,592
To other parties                                                                     -                              1
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                     5,009                              6
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
Accruals                                                                         5,009                              6
                                                            ---------------------------     --------------------------

                                                            ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                      3,557                          4,411
                                                            ===========================     ==========================

--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS
                                                                            -
           I.  Intangible assets                                            -
           II. Tangible fixed assets                                        -
           III. Accounts receivable                                         -
           IV.Investments                                                   -
           V. Long term prepaid expenses                                    -
B          CURRENT ASSETS                                               3,557
           I.  Inventories                                                  -
           II. Accounts receivable                                      3,508
           III. Investments                                                49
           IV.Short term prepaid expenses                                   -
                                       TOTAL ASSETS                     3,557


LIABILITIES

B          LIABILITIES AND PROVISIONS                                 350,599
           I.   Provisions                                                  -
           II.  Long term liabilities                                       -
           III. Short term liabilties                                 345,590
           IV. Accruals                                                 5,009
                             TOTAL LIABILITIES AND PROVISIONS         350,599

                                        NET ASSETS                  (347,042)

TELEKOM BUILDING SP. Z O.O.

--------------------------------------------------------------------------------


ACCOUNTING STATEMENT


                                                                      JUNE 30, 2003              DECEMBER 31, 2002
                                                                     (PLN thousand)                 (PLN thousand)
ASSETS

                                                         ---------------------------     --------------------------
NON-CURRENT ASSETS                                                              928                            930
                                                         ---------------------------     --------------------------

                                                         ---------------------------     --------------------------
TANGIBLE FIXED ASSETS                                                           928                            930
                                                         ---------------------------     --------------------------
Fixed assets                                                                    928                            930
                                                         ---------------------------     --------------------------
     Buildings and structures                                                   159                            162
     Land                                                                       769                            768
                                                         ---------------------------     --------------------------

                                                         ---------------------------     --------------------------
CURRENT ASSETS                                                                  133                            163
                                                         ---------------------------     --------------------------

                                                         ---------------------------     --------------------------
ACCOUNTS RECEIVABLE                                                              13                             58
                                                         ---------------------------     --------------------------
From related parties                                                              9                             58
     Trade receivables:
                                                         ---------------------------     --------------------------
       - up to 12 months                                                          9                              58
                                                         ---------------------------     --------------------------
From other parties                                                                4                               -
     Taxation and social security receivables                                     4                               -

                                                         ---------------------------     --------------------------
INVESTMENTS                                                                     120                             105
                                                         ---------------------------     --------------------------
     Cash and cash equivalents                                                  120                             105
                                                         ---------------------------     --------------------------
       - cash in hand and cash at bank                                          120                             105
                                                         ---------------------------     --------------------------

                                                         ---------------------------     --------------------------
TOTAL ASSETS                                                                  1,061                           1,093
                                                         ===========================     ==========================



                                                                      JUNE 30, 2003              DECEMBER 31, 2002
                                                                     (PLN thousand)                 (PLN thousand)
LIABILITIES AND SHAREHOLDERS' DEFICIT
                                                         ---------------------------     --------------------------
SHAREHOLDERS' DEFICIT                                                       (1,853)                        (1,718)
                                                         ---------------------------     --------------------------

SHARE CAPITAL                                                                    10                              10
RETAINED LOSS BROUGH FORWARD                                                (1,728)                        (1,577)
NET LOSS                                                                      (135)                          (151)

                                                         ---------------------------     --------------------------
LIABILITIES AND PROVISIONS                                                    2,822                           2,811
                                                         ---------------------------     --------------------------

                                                         ---------------------------     --------------------------
SHORT TERM LIABILITIES                                                        2,822                          2,811
                                                         ---------------------------     --------------------------
To related parties                                                            2,822                          2,806
     Trade payables:
                                                         ---------------------------     --------------------------
       - up to 12 months                                                      1,094                          1,093
                                                         ---------------------------     --------------------------
     Loans and accrued interests                                              1,728                           1,713
To other parties                                                                  -                               5
     Trade payables                                                               -                               -
     Taxation and social security liabilities                                     -                               5

                                                         ---------------------------     --------------------------
ACCRUALS AND DEFERRED INCOME                                                     92                               -
                                                         ---------------------------     --------------------------

Accruals                                                                         92                               -

                                                         ---------------------------     --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                   1,061                           1,093
                                                         ===========================     ==========================


--------------------------------------------------------------------------------


NET ASSETS (PLN thousand)


ASSETS

A          NON-CURRENT ASSETS                                               928
           I.  Intangible assets                                              -
           II. Tangible fixed assets                                        928
           III. Accounts receivable                                           -
           IV.Investments                                                     -
           V. Long term prepaid expenses                                      -

B          CURRENT ASSETS                                                   133
           I.  Inventories                                                    -
           II. Accounts receivable                                           13
           III. Investments                                                 120
           IV.Short term prepaid expenses                                     -
                                       TOTAL ASSETS                       1,061


LIABILITIES

B          LIABILITIES AND PROVISIONS                                     2,914
           I.   Provisions                                                    -
           II. Long term liabilities                                          -
           III. Short term liabilties                                     2,822
           IV. Accruals                                                      92
                             TOTAL LIABILITIES AND PROVISIONS             2,914

                                        NET ASSETS                      (1,853)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Date:  October 1, 2003



                                    NETIA S.A.


                                    By: /S/  WOJCIECH MADALSKI
                                        --------------------------------------
                                    Name: Wojciech Madalski
                                    Title:   President of the Company




                                    By: /S/  ZBIGNIEW LAPINSKI
                                        --------------------------------------
                                    Name: Zbigniew Lapinski
                                    Title:  Chief Financial Officer